News release

Zi Corporation to Raise US$2 Million in a Private Placement
Proceeds from Sale of Common Stock Units to Repay Short-Term Credit Facility

CALGARY, AB, June 18, 2003 -Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has received subscriptions for US$2 million and is completing a private placement that will result in the sale of one million units at US$2.00 per unit. Terms of the placement were as set out in the Company's application to the Toronto Stock Exchange dated May 7, 2003, and the proceeds will be used to repay the US$1.94 million short-term credit facility, which is due on June 30, 2003.

        Each unit consists of one share of Zi Corporation Common Stock and one-half of a Common Stock Purchase Warrant. Each whole Common Stock Purchase Warrant is exercisable into one share of Zi Corporation Common Stock on or before May 31, 2006 at an exercise price of US$2.25 per share of Common Stock. Under the terms of the private placement, the units sold in the private placement will be subject to statutory restrictions on resale, including hold periods.

        "By completing this financing, we will be able to effect the timely repayment of our short-term debt obligation and stabilize the Company's capitalization," said Chief Executive Officer Michael Lobsinger.

        "Our core Zi Technology business continues on its track of solid top and bottom line growth," Lobsinger added. "With the completion of this financing, Zi will continue to focus its resources on the further expansion of Zi Technology and the monetization of our Oztime assets."

About Zi Corporation

        Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, simplify text entry to provide consumers with easy interaction within short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private

Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:
Allen & Caron Inc	Zi Corporation
Jill Bertotti	Dale Kearns, Chief Financial Officer
Phone: (949) 474-4300	Phone: (403) 233-8875
E-mail: jill@allencaron.com	E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall
Phone: (949) 474-4300
E-mail: len@allencaron.com